Exhibit 99.1

OCEAN RIG UDW INC. ANNOUNCES DATE OF CONVENING HEARINGS FOR SCHEME COMPANIES AND EXTENSION OF DRH EARLY CONSENT DEADLINE

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Convening hearings in relation to the proposed schemes of arrangement for Ocean Rig UDW Inc. ("UDW"), Drillships Financing Holding Inc. ("DFH"), Drillships Ocean Ventures Inc. ("DOV") and Drill Rigs Holdings Inc. ("DRH") (the "Scheme Companies") to begin on July 11, 2017

•	As of today, creditors holding 81.6% by value of DRH Senior Secured Notes have acceded to the Restructuring Agreement ("RSA")
•	DRH Early Consent Deadline extended to 5:00 p.m. (New York time) on June 14, 2017
•	Support for UDW Scheme reaches 94.0%

June 1, 2017, Grand Cayman, Cayman Islands – Ocean Rig UDW Inc. (NASDAQ:ORIG) ("Ocean Rig" or "UDW" or the "Company"), an international contractor of offshore deepwater drilling services, today announced that hearings before the Grand Court of the Cayman Islands (the "Cayman Court") at which the Scheme Companies will seek authority to convene creditor meetings (the "Scheme Meetings") to consider approval of the schemes of arrangement (the "Schemes") proposed by Ocean Rig, DFH, DOV and DRH  (the "Scheme Companies") will commence on July 11, 2017.
UDW also announced that as at May 29, 2017, UDW Scheme Creditors representing 94.0% by value of the UDW Scheme indebtedness have signed or acceded to the RSA and support the UDW Scheme; DFH Scheme Creditors representing 99.8% by value of the DFH Scheme indebtedness have signed or acceded to the RSA and support the DFH Scheme; DOV Scheme Creditors representing 98.5% by value of the DOV Scheme indebtedness have signed or acceded to the RSA and support the DOV Scheme; and DRH Scheme Creditors representing 81.6% by value of the DRH Scheme indebtedness have signed or acceded to the RSA and support the DRH Scheme.

The Schemes will affect only financial indebtedness.  Operations will continue unaffected. Trade creditors and vendors will continue to be paid in the ordinary course of business and will not be affected by any of the Schemes. If the Schemes are sanctioned, the Scheme Companies will be substantially deleveraged through an exchange of approximately $3.7 billion principal amount of debt for (i) new equity of the Company, (ii) approximately $288 million of cash, and (iii) $450 million of new secured debt.

Further Information
Convening Hearings
As previously reported on May 22, 2017, the Scheme Companies have applied to the Cayman Court for authorization to convene Scheme Meetings at which affected creditors (the "Scheme Creditors") will meet to consider approval of the Schemes. The Cayman Court will consider this application at Convening Hearings scheduled for July 11, 12 and 13, 2017.
Provided the Cayman Court authorizes the Scheme Companies to convene the Scheme Meetings, all Scheme Creditors will be provided with an explanatory statement in advance of the Scheme Meetings which will contain sufficient information for Scheme Creditors to make an informed decision about the merits of the proposed Schemes.

The Company expects the Scheme Meetings to be held in early August and the Sanction Hearing, at which the Cayman Court will consider granting final approval of the Schemes, to be held in early September.
A Practice Statement Letter pertaining to the Schemes and further information about the Restructuring is available on the Information Agent's website (as detailed below).
DRH Early Consent Fee
As previously reported on May 18, 2017, the RSA was amended to reflect an agreement reached between UDW and an ad hoc group of holders of the DRH Senior Secured Notes (the "DRH Group") which, amongst other things, provided for an increase in the amount payable to, and the extension of the deadline for, DRH Scheme Creditors that sign or accede to the RSA to be eligible to receive a pro rata share of an early consent fee (the "DRH Early Consent Fee").
The DRH Group, the Majority Supporting Lenders and DRH have agreed to extend the deadline for DRH Scheme Creditors to accede to the RSA (the "DRH Early Consent Deadline") to 5:00 p.m. (New York time) on June 14, 2017.
The DRH Early Consent Fee of $3.0 million will be allocated on the effective date of the DRH Scheme among those DRH Scheme Creditors that accede to the RSA prior to the DRH Early Consent Deadline (and that otherwise comply with their obligations thereunder) pro rata based upon the notional amount of DRH Senior Secured Notes held by such holders.
Ch. 15 Update
The hearing in the ancillary proceedings in the United States under Chapter 15 of the Bankruptcy Code to consider the recognition of the provisional liquidation proceedings and the Schemes as foreign main proceedings, formerly scheduled for July 13, 2017, has been adjourned to August 16, 2017.
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George Economou, Chairman and CEO commented:
"We are very pleased to now have a firm timetable to complete our restructuring with the overwhelming support of all our constituents.  We are hopeful that we will be able to announce a Restructuring Effective Date in September."
Simon Appell as JPL of the Scheme Companies commented:
"We are pleased that dates have been fixed for the Convening Hearings and are delighted with the significant level of creditor support for the respective Schemes."

A copy of the RSA, the Practice Statement Letter and other information relating to the Restructuring is available on a website maintained by Prime Clerk, the Company's Information Agent LLC at https://cases.primeclerk.com/oceanrig.

About Ocean Rig UDW Inc.
Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry.
Ocean Rig's common stock is listed on the NASDAQ Global Select Market where it trades under the symbol "ORIG."
Our registered office is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.  Visit the Company's website at www.ocean-rig.com.
Forward-Looking Statements
Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.
Forward-looking statements relate to Ocean Rig's expectations, beliefs, intentions or strategies regarding the future.  These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should," "seek," and similar expressions.  Forward-looking statements reflect Ocean Rig's current views and assumptions with respect to future events and are subject to risks and uncertainties.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in Ocean Rig's records and other data available from third parties.  Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig's control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained herein.  Actual and future results and trends could differ materially from those set forth in such statements.
Important factors that, in Ocean Rig's view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to (i) our ability to come to a satisfactory resolution with our creditors regarding a restructuring of our debt and to successfully conclude such a restructuring; (ii) the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs, commodity prices, effects of new rigs and drillships on the market and effects of declines in commodity process and downturns in the global economy on the market outlook for our various geographical operating sectors and classes of rigs and drillships; (iii) hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iv) newbuildings, upgrades, and shipyard and other capital projects; (v) changes in laws and governmental regulations, particularly with respect to environmental matters; (vi) the availability of competing offshore drilling vessels; (vii) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (viii) the performance of our rigs; (ix) our ability to procure or have access to financing and our ability comply with covenants in documents governing our debt; (x) our substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future; (xi) our ability to successfully employ our drilling units; (xii) our capital expenditures, including the timing and cost of completion of capital projects; (xiii) our revenues and expenses; (xiv) complications associated with repairing and replacing equipment in remote locations; and (xv) regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activities. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.
Risks and uncertainties are further described in reports filed by Ocean Rig with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F.

CONTACT DETAILS
In case of any enquiries, please contact one of the advisors below:

INFORMATION AGENT

Prime Clerk LLC
Ocean Rig Processing c/o Prime Clerk LLC
830 Third Avenue, 3rd Floor
New York, NY 10022
Tel: +1 855-631-5346 (toll-free US and Canada)
       +1 917-460-0913 (International)
Email: oceanrigteam@primeclerk.com

JOINT PROVISIONAL LIQUIDATORS
Eleanor G. Fisher Kalo (Cayman) Limited 38 Market Street 2nd Floor Suite 4208 Camana Bay Grand Cayman KY1-9006 Cayman Islands Email: EFisher@kaloadvisors.com	Simon Appell AlixPartners Services UK LLP 6 New Street Square London EC4A 3BF United Kingdom Email: Sappell@alixpartners.com